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CLIENT/MATTER NUMBER
104575-0105

May 12, 2016

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:            Financial Institutions, Inc.
Revised Preliminary Proxy Statement
Filed on May 11, 2016 by Clover Partners, L.P., et. al.
File No. 000-26481

Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2016
Filed by Clover Partners, L.P., et. al.
File No. 000-26481

Dear Mr. Duchovny:

We are writing this letter on behalf of MHC Mutual Conversion Fund, L.P. (the “Fund”); Clover Partners, L.P., the general partner of the Fund (the “GP”); Clover Partners Management, L.L.C., the general partner of the GP (“Clover Management”); Johnny Guerry, the managing member of Clover Management; and Terrell T. Philen, Jr. (the “Reporting Parties”).

On behalf of the Reporting Parties, set forth below are the Reporting Parties’ responses to the May 11, 2016 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Proxy Statement”) and the Soliciting Materials referenced above (the “Soliciting Material”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are the Reporting Parties’ responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

Proxy Statement

1.	We reissue prior comment 4. We note that the supplemental support your provided does not support your assertion. Comment 4 is restated below:

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
May 12, 2016

•	That Mr. Guerry runs “one of the most successful bank focused hedge funds in the country.”
•	That your performance in 2015 “ranked in the top 5% of all hedge funds.”
Response:  The Reporting Parties provided a message from Barclays that stated that “We don’t have a report showing the cut off returns for the top 5% returns of funds in 2015.  However, I ran a calculation for your and we estimate the top 5% of funds in 2015 would have returned 13%+. The median fund return in 2015 was 0.5% and top quartile returns in 2015 was 5%.”  This message combined with the attached material showing that our return in 2015 was in excess of 13% supports revising the disclosure to read as follows:

“As it relates to FISI’s criticisms of Mr. Guerrry, Mr. Guerry has solely invested in banks for the past 12 years and runs a successful bank focused hedge fund.  Our entire strategy revolves around analyzing the banking industry and making investment decisions predicated on that research.  Based on available data, we estimate our performance in 2015 would place us in the top 5% of all hedge funds.  Mr. Guerry has served on the board of directors of a public bank and unilaterally controls more capital than FISI has in tangible common equity.”

Soliciting Material

2.	We note your response to prior comment 2. Please file the revised letter to shareholders.

Response:  The Reporting Parties will file the revised letter to shareholders.

*     *     *     *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

This presentation is furnished on a confidential basis to the recipient, is intended exclusively for the use of the person to whom it has been delivered by Clover Partners, L.P. (“Clover”), and is not to be reproduced or redistributed to any other person without the prior consent of Clover. The information contained herein does not constitute an offer of any securities or investment advisory services and is not a solicitation, advertisement, or marketing material. Such an offer will only be made by means of a Confidential Private Placement Memorandum. Results for the current year are subject to revision upon the year-end audit. Net results are presented after deduction of all operational expenses (including brokerage commissions), 1% per annum management fee, and 20% performance allocation. Performance data assumes reinvestment of all income and gains. Actual returns may vary from the net performance stated herein due to different fee arrangements and timings of investment, in accordance with the terms of the governing documents of the MHC Mutual Conversion Fund LP (“MHC”). Past performance is not indicative of future results and there is no assurance that the investment objective will be achieved. Investors risk the loss of their entire investment.

Market data contained herein is based upon information that Clover considers reliable under the circumstances. However, Clover does not represent that it is accurate, complete, or up to date, and it should not be relied upon as such. References in this presentation made to the SNL Thrift Index ("SNL") and the S&P 500 Total Return Index ("S&P") are for comparative purposes only. The securities and exposures contained within the highlighted benchmark indices are unmanaged and do not necessarily correspond to the investments and exposures that will be held by MHC and are therefore of limited use in predicting future performance or evaluating risk. The SNL is a broad-based measurement of changes in publically-tradedthrifts. The S&P is a broad-based measurement of changes in the stock market based on the average performance of 500 widely held typically large-cap common stock. The SNL Thrift Index and the S&P 500 Total Return Index may reflect positions that are not within MHC’s investment strategy, and MHC is less diversified than the broad-based indices. All of the information presented herein has been compiled by Clover, and while it has been obtained from sources deemed to be reliable, no guarantee is made with respect to its accuracy.